1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

Direct Dial:  (856) 661-2265

Email:  mark.roderick@flastergreenberg.com

October 3, 2018

Filed Via EDGAR with Copy by Email

Erin E. Martin, Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington, D.C. 20549

MartinE@sec.gov

RE:	DF Growth REIT, LLC(“DF” or the “Company”)

Draft Offering Statement on Form 1-A

CIK No. 0001750695

Dear Ms. Martin:

This is in response to your letter of September 21, 2018. We have copied below the comments from your September 21st letter, and provided DF’s response below each comment, in some cases separating paragraphs of your comments for clarity.

Also enclosed are clean and blacklined versions of the Offering Circular, the LLC Agreement, and the Investment Agreement, reflecting the changes we’ve made in response to your comments, as well as a new Escrow Agreement, which is now an Exhibit.

This letter and the revised documents (but not the blacklined version) have also been filed through EDGAR.

Erin E. Martin

Securities and Exchange Commission

October 3, 2018

Your Comment #1 – General

You state that your Manager has “sole and absolute discretion” to “increase or decrease the price per Class A Investor Share to reflect changes in the value of our assets and the amount of our liabilities . . . ,” and that such change may be effected through the use of an offering supplement. It is unclear to us how this contemplated pricing change may be conducted via a supplement within the provisions of Regulation A. See Rule 252(f)(2)(ii) and Rule 253 for additional guidance. Please provide us with a detailed legal analysis as to how you intend to accomplish the pricing change and how your proposed pricing would comply with Rule 251(d)(3)(ii)’s requirement that Regulation A offerings be conducted at a “fixed price.”

Our Response:

We have removed the reference to “supplement” and provided that a change in the price will be accomplished via “amendment.”

Your Comment #2 – General

We note that investors appear to be controlled by both the Investment Agreement and LLC Agreement. In addition to summarizing the LLC Agreement beginning on page 41, please also briefly summarize the Investment Agreement and clarify for investors how the two agreements operate together. To the extent that one agreement may conflict with the other, please clarify the controlling agreement.

Our Response:

We have added a section to the offering circular summarizing the Investment Agreement.

We do not believe that there are conflicts between the Investment Agreement and the LLC Agreement. The Investment Agreement governs an investor’s purchase of securities, while the LLC Agreement governs the ownership of securities and the operation of the issuer. We have added that clarification to both agreements.

Erin E. Martin

Securities and Exchange Commission

October 3, 2018

Your Comment #2 Cont’d – General

In this regard, we note that the Investment Agreement contains an exclusive forum provision, which references Delaware courts or Federal courts located in Delaware, whereas the LLC Agreement’s exclusive forum provision references California courts or Federal courts located in or most geographically convenient to San Diego, California.

Our Response:

We have changed the choice-of-forum provision of the Investment Agreement to be consistent with the choice-of-forum provision of the LLC Agreement.

Your Comment #2 Cont’d – General

Please also revise your offering circular to discuss the exclusive forum provision that is contained in the LLC Agreement. In addition, please revise your disclosure on page 9, which indicates that California courts are the exclusive forum provision, such that it is consistent with provision that is contained in the Investment Agreement. Finally, please revise your offering circular to clarify if each exclusive forum provision also applies to claims made under the federal securities laws.

Our Response

We have revised the Offering Circular (in particular, the summaries of the LLC Agreement and the Investment Agreement) to discuss the choice-of-forum provisions. These discussions disclose that the choice-of-forum provisions apply to all claims, including claims made under the federal securities laws.

Because the choice-of-forum provision in the Investment Agreement is now identical to the choice-of-forum provision in the LLC Agreement, the disclosure on page 9 is correct.

Your Comment #3 – General

We note that both your Investment Agreement and LLC Agreement include a waiver of jury trials. Please revise your offering statement to describe the jury trial waiver provision in more detail and expand the risk factor disclosure on page 9 regarding how this provision will impact holders of your securities. In this regard, please revise to:

•	Describe specifically the basis for your belief that this provision is enforceable under federal and state law;

•	Clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

•	To the extent the provision applies to federal securities law claims, please revise the disclosure and the agreements to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws; and

•	Clarify whether purchasers of interests in a secondary transaction would be subject to the provision.

Erin E. Martin

Securities and Exchange Commission

October 3, 2018

Our Response

We have revised both the Investment Agreement and the LLC Agreement to clarify that the waiver of the right to a jury trial would not apply to claims made under the federal securities laws.

Delaware law permits parties to waive the right to a trial by jury by contract. See, e.g., Wilmington Trust Co. v. Renner’s Paving, LLC, 2013 WL 1442366, at *5 (Del. Super. Mar. 27, 2013) (“[A] party seeking to preclude his opponent from a jury trial in a case in which it is otherwise available must present evidence sufficient to show that the parties agreed to waive a jury trial and that the terms of that agreement are sufficiently ‘conspicuous’ as to demonstrate that a party signing such an agreement would have been on notice of the term upon a simple reading thereof.”); The Data Centers, LLC v. 1743 Holdings LLC, et al., C.A. N15C-02-042-EMD CCLD, at *8 (Del. Super. Oct. 27, 2015) (“Where a waiver provision is clear and unambiguous, the Court will not consider parol evidence and will only look at the four corners of the document memorializing the waiver to construe its meaning and effect.”). The relevant provisions of the Investment Agreement and the LLC Agreement are capitalized and thus “conspicuous.” In addition, the waiver is clearly stated in the Offering Circular.

The waiver of jury trial would apply to purchasers in secondary transactions.

Your Comment #4 – General

The Investment Agreement provides that an investor would not be entitled to recover any “lost profits or special, consequential, or punitive damages . . . .” Please revise to your offering circular to clarify whether this provision applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision or, alternatively, address any questions as to enforceability.

Our Response

We have revised the Investment Agreement to clarify that this provision does not apply to claims made under the federal securities laws.

Delaware permits such a provision. See, e.g., Eisenmann Corp. v. Gen. Motors Corp., 2000 WL 140781, at *22 (Del. Super. Jan. 28, 2000) (enforcing contractual limitation of liability provision that stated that “neither party shall be liable to the other for consequential damages whatsoever and/or lost profit”).

Erin E. Martin

Securities and Exchange Commission

October 3, 2018

Your Comment #5 – General

We note that on the cover page of the offering statement you indicate that the offering has “no minimum amount,” and that you will begin to “deploy (spend) the money we raise right away,” however, on page 17, you indicate that you will begin deploying capital once you have raised $100,000, which you also refer to as the “Initial Closing Date.” Please revise for consistency throughout.

Our Response

We have revised the cover page to reflect the $100,000 minimum.

Your Comment #6 – Summary of Our Business, page 1

We note your risk factor disclosure on page 5 indicates that you only intend to invest in projects sponsored or co-sponsored by your sponsor, but your disclosure here and on page 14, which indicates that you may explore other investment opportunities in the future. Please revise to reconcile these statements.

Our Response

We have revised the risk factor disclosure to state that the Company will invest “mainly” in the sponsor’s projects.

Your Comment #7 – Compensation of Management, page 23

You disclose on page 25 that the Manager may provide construction and/or construction management services, and if so, “the Manager shall be entitled to compensation that is (i) fair to the Company, and (ii) no greater than would be paid to an unrelated party at arm’s length.” Please expand your disclosure to provide material terms of your agreement with the Manager, including how you will calculate the compensation to ensure that it will be no greater than would be paid to an unrelated party. Additionally, please file any construction management services agreement as an exhibit to the offering circular, or advise. Refer to Item 17(6) of Form 1-A.

Our Response

We have added language to the Offering Circular regarding the calculation of fees for construction and/or construction management services.

There is currently no construction or construction management services agreement.

Erin E. Martin

Securities and Exchange Commission

October 3, 2018

Your Comment #8 – Compensation of Management, page 23

You disclose on page 25 that “[i]f the Manager is able to engage third parties at lower-than-market rates, then the Manager is entitled to retain the difference.” Please discuss how you will determine market rates.

Our Response

We have added language to the Offering Circular describing how the Manager would determine market rates.

Your Comment #9 – Transfers, page 33

Please revise this section to describe the “First Right of Refusal” that the manager has when an investor seeks to transfer shares.

Our Response

We have added a description of the first right of refusal.

Your Comment #10 – Exhibits

Section 5.2 of the Investment Agreement indicates that a buyer must represent that he or she has “read all of the information in the Disclosure Document, including all the exhibits.” Please revise to remove this language or provide us with your analysis of how this representation is appropriate.

Our Response

We have removed this representation.

Your Comment #11 – Exhibits

You disclose that investor funds “will be held in an escrow account with Prime Trust, LLC.” Please file the escrow agreement in accordance with Item 17(8) of Form 1-A, or advise.

Our Response

The Escrow Agreement has been added as an Exhibit.

*      *      *

Erin E. Martin

Securities and Exchange Commission

October 3, 2018

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures

cc:	Mr. Alan Lewis (with enclosures)